UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

The China Fund, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

169373107

(CUSIP Number)

Barry M. Olliff

c/o City of London Investment Management Company Limited

77 Gracechurch Street, London, UK EC3V 0AS

(610) 380-2110

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 29, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169373107

1	NAME OF REPORTING PERSON

City of London Investment Group PLC (CLIG), a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,335,711
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,335,711
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,335,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.6%
14	TYPE OF REPORTING PERSON

HC

2

CUSIP No. 169373107

1	NAME OF REPORTING PERSON

City of London Investment Management Company Limited (CLIM), a company incorporated under the laws of England and Wales.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

England and Wales
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,335,711
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,335,711
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,335,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.6%
14	TYPE OF REPORTING PERSON

IA

3

CUSIP No. 169373107

1	NAME OF REPORTING PERSON

Julian Reid
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 169373107

1	NAME OF REPORTING PERSON

Richard A. Silver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 169373107

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is being filed by City of London Investment Group PLC ("CLIG"), City of London Investment Management Company Limited ("CLIM”), Julian Reid and Richard A. Silver (collectively, the “Reporting Persons”).

(b)       The business address and principal executive offices of CLIG are 77 Gracechurch Street London, EC3V 0AS England. The directors and executive officers of CLIG, their business addresses and present principal occupation or employment are set forth on Annex A attached to this Schedule 13D. The business address and principal executive offices of CLIM are 77 Gracechurch Street London, EC3V 0AS England. The directors and executive officers of CLIM, their business addresses and present principal occupation or employment are set forth on Annex A attached. The principal business address of Mr. Reid is 601–603, Bonham Trade Centre, 50 Bonham Strand East, Sheung Wan, Hong Kong. The principal business address of Mr. Silver is 67 Fuskie Lane, Daufuskie Island, South Carolina 29915.

(c)       CLIM is primarily an emerging markets fund manager, which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. CLIM is controlled by CLIG. CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including: (i) Emerging (BMI) Markets Country Fund ("BMI"), a private investment fund organized as a Delaware business trust; (ii) Emerging Markets Free Fund ("CF"), a private investment fund organized as a Delaware business trust; (iii) Emerging Markets Global Fund ("CG"), a private investment fund organized as a Delaware business trust; (iv) Emerging Markets Investable Fund ("CI"), a private investment fund organized as a Delaware business trust; (v) Global Emerging Markets Fund ("EUREKA"), a private investment fund organized as a Delaware business trust; (vi) The Emerging World Fund ("EWF"), a Dublin, Ireland-listed open-ended investment company; (vii) Emerging Free Markets Country Fund ("FREE"), a private investment fund organized as a Delaware business trust; (viii) Emerging Markets Country Fund ("GBL"), a private investment fund organized as a Delaware business trust; (ix) Investable Emerging Markets Country Fund ("INV"), a private investment fund organized as a Delaware business trust; (x) The EM Plus CEF Fund ("PLUS"), a private investment fund organized as a Delaware business trust; (xi) EM Special Situations CEF Focused Fund, a private investment fund organized as a Delaware business trust (“UNIQUE” and, together with the foregoing private investment funds, the “City of London Funds”) and (xii) unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the "Segregated Accounts" and, together with the City of London Funds, the “Funds”). Mr. Reid is the Chairman of the Board of Directors of The Korea Fund, Inc. Mr. Silver is an Independent Director and Chair of the Audit & Compliance Committee of the Board of Directors of The Korea Fund, Inc.

(d)       None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding.

6

CUSIP No. 169373107

(e)       None of the Reporting Persons has, during the last five years, been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it or he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       CLIG and CLIM are companies incorporated under the laws of England and Wales. Mr. Reid is a citizen of the United Kingdom. Mr. Silver is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Reporting Persons acquired beneficial ownership over the Shares reported in this Schedule 13D with the invested capital of the City of London Funds and the Segregated Accounts. The aggregate purchase price of the 308,857 Shares owned directly by BMI was $5,425,015, inclusive of brokerage commissions. The aggregate purchase price of the 116,563 Shares owned directly by CF was $2,199,777, inclusive of brokerage commissions. The aggregate purchase price of the 250,030 Shares owned directly by CG was $4,579,463, inclusive of brokerage commissions. The aggregate purchase price of the 172,029 Shares owned directly by CI was $3,093,005, inclusive of brokerage commissions. The aggregate purchase price of the 409,090 Shares owned directly by EUREKA was $8,412,939, inclusive of brokerage commissions. The aggregate purchase price of the 168,067 Shares owned directly by EWF was $2,791,841, inclusive of brokerage commissions. The aggregate purchase price of the 199,927 Shares owned directly by FREE was $3,619,686, inclusive of brokerage commissions. The aggregate purchase price of the 305,041 Shares owned directly by GBL was $5,916,131, inclusive of brokerage commissions. The aggregate purchase price of the 46,658 Shares owned directly by INV was $723,812, inclusive of brokerage commissions. The aggregate purchase price of the 42,096 Shares owned directly by PLUS was $825,376, inclusive of brokerage commissions. The aggregate purchase price of the 11,637 Shares owned directly by UNIQUE was $277,677, inclusive of brokerage commissions. The aggregate purchase price of the 2,305,716 Shares owned directly by the Segregated Accounts was $40,533,616, inclusive of brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 29, 2018, CLIM and GBL (collectively, “Plaintiffs”) filed a Verified Complaint in the Circuit Court for Baltimore County, Maryland bringing claims against the Fund and the members of its Board of Directors related to the Fund’s postponement of its 2018 annual meeting of stockholders to April 26, 2018, which was announced only two business days prior to the previously scheduled meeting date. The Plaintiffs also filed and served a motion for preliminary injunction seeking an order in advance of the April 26, 2018 meeting date.

The Plaintiffs are seeking the following relief from the Court:

•	A declaration and injunctive relief from the Court declaring that the Fund must conduct the annual meeting on April 26, 2018, and enjoining the Fund from any further adjournments;
7

CUSIP No. 169373107

•	An order declaring that the votes taken by proxy as of March 27, 2018, the date the annual meeting was originally scheduled for, constituted a quorum for purposes of the annual meeting and that the vote as of March 27, 2018 should be certified;
•	An order declaring that the last-minute postponement of the annual meeting by the Fund’s Board of Directors was an improper entrenchment device in violation of its bylaws and constituted a breach of the directors’ statutory and common law duties.
Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a), (b) As of the date hereof, CLIG, through its control of CLIM, and CLIM, in its capacity as investment adviser to the City of London Funds and the Segregated Accounts, have voting and dispositive power with respect to all 4,335,711 Shares owned directly by the City of London Funds and the Segregated Accounts, representing approximately 27.6% of the 15.723 million Shares outstanding as of February 2, 2018, as reported by the Fund in its Definitive Proxy Statement filed with the Securities and Exchange Commission on February 5, 2018. As of the date hereof, BMI, CF, CG, CI, EUREKA, EWF, FREE, GBL, INV, PLUS, UNIQUE and the Segregated Accounts owned directly 308,857; 116,563; 250,030; 172,029; 409,090; 168,067; 199,927; 305,041; 46,658; 42,096; 11,637; and 2,305,716 Shares, respectively, representing approximately 2.0%, 0.7%, 1.6%, 1.1%, 2.6%, 1.1%, 1.3%, 1.9%, 0.3%, 0.3% , 0.1% and 14.7% respectively, of the 15.723 million Shares outstanding as of February 2, 2018. As of the date hereof, Messrs. Reid and Silver do not own any Shares.

(c)       Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty (60) days is set forth below:

Portfolio	Date	Shares Purchased	Price
Seg Acct	08-Feb-18	1,914	21.49
EUREKA	08-Feb-18	12,758	21.49
EUREKA	09-Feb-18	11,400	21.02
EUREKA	13-Feb-18	12,012	21.40
EUREKA	06-Mar-18	14,977	22.22
FREE	06-Mar-18	14,977	22.22
FREE	08-Mar-18	20,000	22.35
FREE	12-Mar-18	6,502	22.78

(d)       Other than disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e)       Not applicable.

8

CUSIP No. 169373107

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

April 3, 2018

City of London Investment Group PLC

By:	/s/ Barry M. Olliff
	Name:	Barry M. Olliff
	Title:	Director

City of London Investment Management Company Limited

By:	/s/ Barry M. Olliff
	Name:	Barry M. Olliff
	Title:	Director

/s/ Barry M. Olliff
Barry M. Olliff As attorney-in-fact for Julian Reid and Richard A. Silver

9

CUSIP No. 169373107

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS

The names of the directors and executive officers of CLIG and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Group PLC, 77 Gracechurch Street, London EC3V 0AS, England.

David Cardale	Non-Executive Chairman
Barry Olliff	Chief Executive Officer
Susannah Nicklin	Non-Executive Director
Mark Driver	Non-Executive Director
Barry Aling	Non-Executive Director
Mark Dwyer	Executive Director
Tracy Rodrigues	Executive Director
Thomas Griffith	Executive Director

The names of the directors and executive officers of CLIM and their business addresses and present principal occupation or employment are set forth below.  If no business address is given, the business address of such director or executive officer is c/o City of London Investment Management Limited, 77 Gracechurch Street, London EC3V 0AS, England.

David Cardale	Non-Executive Chairman
Barry Olliff	Chief Executive Officer / Chief Investment Officer
Tracy Rodrigues	Finance Director
Thomas Griffith	Director
Mark Dwyer	Director

10